United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                _______________


Notice of Exempt Solicitation

1.       Name of the Registrant:

         SE Financial Corp.

2.       Name of person relying on exemption:


          Lawrence B. Seidman, Seidman & Associates, LLC, Seidman Investment Partnership, LP, Seidman Investment PartnershipII, LP, Federal Holdings, LLC, Pollack Investment Partnership, LP and Broad Park Investors, LLC.

3.        Address of person relying on exemption:
          100 Misty Lane, Parsippany, NJ 07054

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1) [Sec.240.14a-6(g)(1)]:

_______________________________________________________________________________

                           SEIDMAN & ASSOCIATES, LLC
                                 100 Misty Lane
                                 P. O. BOX 5430
                              Parsippany, NJ 07054
                              (973) 560-1400, X108

                                  May 12, 2005





DEAR FELLOW SE FINANCIAL CORP. SHAREHOLDER:

My name is Lawrence B. Seidman ("Seidman") and I am the Manager for Seidman & Associates, LLC ("SAL"). I am also responsible for the investment, and voting, decisions made by Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIP II"), Federal Holdings, LLC ("FEDERAL"), Pollack Investment Partnership, LP ("PIP") and Broad Park Investors, LLC ("BROAD"), (hereinafter referred to as the Seidman Entities). As of May 10, 2005, the Seidman Entities beneficially own 81,400 shares, approximately 3.167% of the outstanding Common Stock, of SE Financial Corp. (the "Company").

I am urgently seeking your assistance to defeat the Company's attempt to award its Directors and Senior Management stock options (Proposal 2 - SE Financial Corp. 2005 Stock Option Plan) for up to 257,887 shares of Common Stock (Option Shares) and up to 103,155 shares (Proposal 3 - St. Edmond's Federal Savings Bank 2005 Restricted Stock Plan) of restricted stock (Free Stock Shares). At the $11.55 share price reported in the Company's proxy statement as of April 22, 2005, the Free Stock Shares would cost the Company and its shareholders approximately $1,191,440. This cost will reduce the Company's book value by approximately $.46 per share.

As you recall, the Company went public on May 6, 2004 less than one year ago. The Management team seeking your approval for these benefit plans consists of four executives, three of whom have only been employed by the Company since March 2005, or for less than three (3) months.1 If approved, the shareholders will not be able to later reverse this award of the Option Shares and Free Stock Shares, even if the Company's future financial performance is not satisfactory.

The Company should delay seeking shareholder approval for these two benefit plans until next year's Annual Meeting in order to give the shareholders adequate time to evaluate the Company's performance under the new Management team.
-----------
1 Pamela Mays, President and Chief Executive Officer, J. Christopher Jacobsen, Chief Operating Officer and Charles Frederick Miller, Chief Lending and Credit Officer.

If the Stock Option Plan is approved, the Company has disclosed on Page 13 of its proxy statement that the Company will immediately award 240,000 of the 257,887 Option Shares.2 Sixty Thousand (60,000) Option Shares or 23.27% will be given to the three new, and unproven, executive officers and Sixty-Five Thousand (65,000) Option Shares or 25.20% to Nancy C. Panzer, the Company's Chairperson. This leaves only 17,887 Option Shares available for future officers, directors and employees. The rush to seek approval of the Stock Option Plan is now compounded by (i) the rush to award the Option Shares and (ii) the front loading of the vesting of the Option Shares as demonstrated by the immediate vesting of 106,800 Option Shares on the date of grant and 79,200 one year after the date of grant. This is not responsible conduct by the Company's Board and Management.

If the Free Stock Plan is approved, the Company has disclosed on Page 18 of its proxy statement that the Company will immediately award 103,000 of the 103,155 Free Stock Shares, leaving 155 Free Stock Shares for future distribution.3 This is also irresponsible conduct by the Board and Management. The three new and unproven executive officers would each receive 12,000 shares worth $138,000 ($11.55 share price), an amount that could exceed their annual compensation4, or $415,800 in the aggregate.

In my opinion the Company does not adequately disclose the cost of the benefit plans in its proxy material. As for the Stock Option Plan the Company does not detail how it intends to handle the expensing of the Option Shares and it is, therefore impossible to calculate this expense.

With respect to the Free Stock Shares at the $11.55 share price the Company would incur additional non-interest expenses of approximately $184,800, $219,450, $254,100, $358,050 and $173,250 for 2005, 2006, 2007, 2008 and 2009
respectively. To place this cost in perspective, if the first quarter 2005 Net Income of $270,885 was annualized and the 2005 additional non-interest expense was incurred, the earnings per share for the calendar year would be reduced from approximately $.45 to $.38, or approximately 15.90%. Any increase in the Company's share price would cause an increase in the non-interest expenses shown herein.

--------
2 The vesting schedule is disclosed in the footnote of Page 13 of the Company's proxy statement.
3 The vesting schedule is disclosed in the footnotes on Page 18 of the Company's proxy statement.
4 I have not been able to find where the Company has publicly disclosed copies of the employment contracts for these executives.

                SHAREHOLDERS SHOULD ASK THEMSELVES WHY THE RUSH?

I normally support Stock Option Plans that are proposed as a separate proposal from the Free Stock Plans. But, in this case, I oppose both Proposals because of
(i) the new and unproven management team, (ii) the unreversability of the benefit plans if the Company's future financial performance is not satisfactory and (iii) the immediate awarding of principally all the Option Shares and Free Stock Shares.
These Plans should only be proposed after the new Management team has a proven track record of increasing the Company's Net Income and the value of our stock. The request to approve these Proposals is premature.

Please vote AGAINST Proposals Nos. 2 and 3 on the Company's proxy card that you should have received from the Company. If you have already voted, you have every right to change your vote. Please contact your bank or broker and instruct him/her to vote AGAINST Proposals Nos. 2 and 3. If you still have a copy of the Voting Instruction Form sent to you by your bank or broker, you can change your vote by calling the toll-free number located on the form or you can change your vote by using the internet instructions. If you have any questions on how to vote your shares or how to change your vote, please contact your bank or broker. For any other questions, please call D.F. King & Co., Inc. at 888-644-5854.

Please also feel free to contact me at the contact numbers noted below. We need your vote AGAINST Proposal Nos. 2 and 3.


Sincerely,

/ss/Lawrence B. Seidman

LAWRENCE B. SEIDMAN

MANAGER, SEIDMAN & ASSOCIATES, LLC
(Daytime phone) 973-560-1400, X108
(Evening Phone) 973-694-2596
Cell: 201-738-1944
E-Mail: lbseidman@MSN.com